SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)
Applica Incorporated
(Name of Subject Company)
Applica Incorporated
(Name of Person(s) Filing Statement)
Common Stock, Par Value $0.10 Per Share
(Title of Class of Securities)
03815A106
(CUSIP Number of Class of Securities)
Harry D. Schulman
Chairman of the Board, President and Chief Executive Officer
Applica Incorporated
3633 Flamingo Road
Miramar, Florida 33027
(954) 883-1000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
Copies To:
Ira N. Rosner, Esq.
Barbara J. Oikle, Esq.
Greenberg Traurig, P.A.
1221 Brickell Avenue
Miami, FL 33131
Telephone: (305) 579-0500
Facsimile: (305) 961-5722
     ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

PURPOSE OF AMENDMENT
     This Amendment No. 3 to Schedule 14D-9 amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 originally filed by Applica with the Securities and Exchange Commission on December 19, 2006, as amended by Amendment No. 1 to Schedule 14D-9, which was filed by Applica with the SEC on December 21, 2006, and by Amendment No. 2 to Schedule 14D-9, which was filed by Applica with the SEC on December 22, 2006. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and previous amendments thereto remains unchanged. Capitalized terms that appear herein but are not defined herein have the meanings ascribed to such terms in the original Schedule 14D-9.
IMPORTANT LEGAL INFORMATION
     This document has been made available to shareholders of Applica. Investors are urged to read the original Schedule 14D-9, as amended by Amendment Nos. 1 and 2 thereto and this Amendment No. 3, as it contains important information. The original Schedule 14D-9, as amended, and other public filings made from time to time by Applica with the SEC are available without charge from the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC may be obtained free of charge by directing such requests to Applica Incorporated, 3633 Flamingo Road, Miramar, Florida 33027, Attention: Investor Relations (954) 883-1000.
Item 2. Identity and Background of Filing Person.
     The first paragraph of Item 2(b) is hereby amended and restated in its entirety to read as follows:
     “(b) This Statement relates to the tender offer by Apex Acquisition Corporation, or NACCO Sub, which is a newly formed Florida corporation and an indirect, wholly owned subsidiary of NACCO Industries, Inc., or NACCO, which is a Delaware corporation, to purchase all of the issued and outstanding shares of Applica’s common stock at a purchase price of $7.50 per share, net to the seller in cash, without interest. The tender offer is being made on the terms and subject to the conditions set forth in the Tender Offer Statement on Schedule TO and the exhibits thereto filed by NACCO and NACCO Sub with the Securities and Exchange Commission on December 15, 2006, as amended by NACCO and NACCO Sub on December 18, 2006, December 21, 2006 and December 26, 2006. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to in this Statement as the NACCO offer. The Schedule TO states that NACCO intends, as soon as practicable after successful completion of the NACCO offer, to seek to have NACCO Sub merge with and into Applica in accordance with the applicable provisions of the Florida Business Corporation Act, or the FBCA.”
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
     The first paragraph under the subheading “Cash Consideration Payable Pursuant to the NACCO Offer” in Item 3(a) is hereby amended as follows:

     The amount “$19,277,895.00” in the last line of such paragraph is replaced with the amount “$20,654,887.50”.
     The third paragraph under the subheading “Cash Consideration Payable Pursuant to the NACCO Offer” in Item 3(a) is hereby amended and restated in its entirety to read as follows:
     “As of November 27, 2006, Applica’s directors and executive officers held options to purchase 842,500 shares of Applica’s common stock, 623,667 of which were vested and exercisable as of that date. The outstanding options have exercise prices ranging from $2.86 to $31.6875 and an aggregate weighted average exercise price of $5.08 per share. Of the total options outstanding as of November 27, 2006, options to purchase 770,000 shares of Applica’s common stock had exercise prices that were less than NACCO’s $7.50 offer price, 549,667 of which were vested and exercisable as of November 27, 2006. The weighted average exercise price of these “in the money” options was $4.31. All of the unvested options would fully vest upon the consummation of the NACCO offer pursuant to the terms of Applica’s 1988 Directors Stock Option Plan, 1992 Employees’ Incentive Stock Option Plan, 1996 Stock Option Plan, the 1998 Stock Option Plan and the 2000 Stock Option Plan.”
Item 4. The Solicitation or Recommendation.
     The first four paragraphs in Item 4(a) are hereby amended and restated in their entirety to read as follows:
     “As described in subsection (c) below, after careful consideration, the Applica board determined at a meeting on December 27, 2006 to recommend that Applica’s shareholders reject the NACCO offer and not tender their shares in the NACCO offer.
     Accordingly, the Applica board recommends that Applica’s shareholders reject the NACCO offer and not tender their shares in the NACCO offer.
     In addition, the Applica board reaffirms the Harbinger merger and recommends that Applica’s shareholders vote “FOR” the adoption of the Agreement and Plan of Merger, dated as of October 19, 2006, as amended by Amendment No. 1 thereto, dated as of December 14, 2006, Amendment No. 2 thereto, dated as of December 22, 2006, and Amendment No. 3 thereto, dated as of December 27, 2006, among Applica and certain affiliates of Harbinger Capital Partners Master Fund I, Ltd., which are collectively referred to in this Statement as Harbinger.
     A letter communicating the Applica board’s recommendation and a press release relating to such recommendation are filed as Exhibit (a)(7) and Exhibit (a)(8), respectively.”
     The final paragraph of Item 4(a) is hereby amended and restated in its entirety to read as follows:
     “The Applica board also recommends that, even if a shareholder does not vote with respect to the Harbinger merger agreement at this time, that such shareholder vote “FOR” the proposal to adjourn or postpone the special meeting of Applica’s shareholders, if necessary or appropriate, to solicit additional proxies if there are insufficient shares present or represented at the meeting to constitute a quorum or insufficient votes at the time of the meeting to adopt the Harbinger merger agreement or because the board, in its judgment, determines that an adjournment is required by law or is otherwise in the best interests of Applica and its shareholders. The ability to adjourn or postpone the special meeting will give the Applica board the flexibility to preserve the existing transaction with Harbinger should the vote not be obtained by January 4, 2007.”
     Item 4(b) is hereby amended and supplemented by the addition of the following paragraphs as the final paragraphs thereto:
     “On December 26, 2006, NACCO publicly announced that it had increased the per share offer price of the NACCO offer to $7.50, net to the seller in cash, without interest, and amended the Schedule TO accordingly. In accordance with the terms of the Harbinger merger agreement, Applica promptly notified Harbinger on December 26, 2006 of NACCO’s amended offer price.

     Subsequently, on December 27, 2006, Harbinger submitted to Applica a definitive binding offer to enter into an amendment to its merger agreement that provides for Applica’s shareholders (other than Harbinger) to receive $7.50 in cash per share, without interest, if the Harbinger merger is completed.
     On December 27, 2006, the Applica board held a meeting and discussed the offers from NACCO and Harbinger and its obligations under the Harbinger merger agreement. The meeting was attended by Applica’s senior management and legal and financial advisors, as well as a representative of the Applica board’s independent legal counsel. The Applica board reviewed and discussed the offers from NACCO and Harbinger with management and the legal and financial advisors and determined on December 27, 2006 that the merger agreement, as amended, is at least as favorable to Applica’s shareholders as the offer made by NACCO. After lengthy discussions and a thorough review with management and the legal and financial advisors, the Applica board also determined (i) that the merger agreement, as amended, is advisable for, fair to and in the best interests of Applica’s shareholders (other than Harbinger and its affiliates) and voted to approve and adopt, and authorized senior management to enter into, the amendment proposed by Harbinger and (ii) to recommend that Applica’s shareholders (A) vote “FOR” the adoption of the Harbinger merger agreement, as amended and (B) reject the NACCO offer and not tender their shares in the NACCO offer.
     On December 27, 2006, Applica executed Amendment No. 3 to the Agreement and Plan of Merger with Harbinger, as amended, and thereafter issued a press release announcing the amendment. On December 28, 2006, Applica filed with the SEC a supplement to the Harbinger merger proxy statement that describes, among other things, the amendment to the Harbinger merger agreement.
     In order to permit shareholders sufficient time to evaluate the amended merger agreement and the amended NACCO offer, the Applica board has decided to convene the special meeting at 11:00 a.m. Eastern Standard Time on December 28, 2006, as originally scheduled, and adjourn the special meeting until 11:00 a.m. Eastern Standard Time on Thursday, January 4, 2007, without a vote on any proposal other than an adjournment. The proposals to be considered at the special meeting will be submitted to a vote of Applica’s shareholders at the reconvened meeting at 11:00 a.m. Eastern Standard Time on January 4, 2007.”
     Item 4(c) is hereby amended and restated in its entirety to read as follows:
     “In evaluating NACCO’s revised offer, the Applica board noted that other than the increase in the per share offer price to $7.50 and the amendment of certain conditions and the elimination of others, there were no other material changes made to the terms and conditions of the NACCO offer. The Applica board consulted with Applica’s management and legal and financial advisors and, in reaching its determination to recommend that Applica’s shareholders reject the NACCO offer and not tender their shares in the NACCO offer, the Applica board considered, among other things, the following material factors and information:

•	No Premium. The $7.50 per share offer price of the NACCO offer does not offer any premium over the per share price, which is also $7.50, set forth in the Harbinger merger agreement, as amended on December 14, 2006, December 22, 2006 and December 27, 2006.

•	Harbinger Agreement at Least as Favorable. After consultation with its legal and financial advisors, the Applica board determined in accordance with the Harbinger merger agreement, that the Harbinger merger agreement, as amended, is at least as favorable to Applica’s shareholders as the NACCO offer.

•	NACCO Offer is Highly Conditional. The NACCO offer is highly conditional and includes certain broadly drafted and subjective conditions that could provide significant obstacles to completion of the NACCO offer or the other aspects of the NACCO merger and result in significant uncertainty that the NACCO offer will be consummated. Unlike the closing conditions contained in the Harbinger merger agreement, NACCO Sub, within its “reasonable” discretion, has the ability to determine whether certain of the closing conditions to the NACCO offer have been satisfied. In addition, there are conditions precedent to the NACCO offer that are either not conditions precedent to the Harbinger merger or are broader in scope than similar closing conditions contained in the Harbinger merger agreement, including, among others:
•	Minimum Condition. Applica’s shareholders shall have validly tendered and not properly withdrawn prior to the expiration of the NACCO offer a number of shares of common stock that constitute a majority of the outstanding shares of Applica’s common stock, calculated on a fully diluted basis as of the date the shares are accepted for payment pursuant to the NACCO offer.

•	Takeover Statute Condition. The Applica board shall have irrevocably taken all action necessary to render sections 607.0901 and 607.0902 of the FBCA inapplicable to NACCO Sub.

•	Recommendation Condition. The Applica board shall have either recommended that the holders of shares accept the NACCO offer and tender their shares in the NACCO offer, taken a neutral position with respect to the NACCO offer or not recommended against the NACCO offer.

•	Termination of Harbinger Merger Condition. The Harbinger merger agreement shall have been terminated, or a court of competent jurisdiction shall have entered an order satisfactory to NACCO Sub that the Harbinger merger agreement is not legally valid and binding on the parties thereto.

•	No Action Condition. There shall not have been any statute, rule, regulation, law, order or injunction or any action, proceeding, application, claim or counterclaim or any judgment, ruling, or injunction or any other action taken, promulgated, enacted, entered, enforced, issued or amended by any government authority that is applicable to NACCO, NACCO Sub, Applica, the NACCO offer or the NACCO merger that (i) makes the acceptance for payment of, or payment for or purchase of some or all of the shares of Applica’s common stock illegal, (ii) imposes material limitations on the ability of NACCO, NACCO Sub or any of their respective subsidiaries to acquire or hold, transfer or dispose of, or effectively to exercise all rights of ownership of, some or all of the shares of Applica’s common stock, (iii) imposes any limitations on the ability of NACCO or NACCO Sub or any of their respective affiliates effectively to control the business or operations of Applica, NACCO, NACCO Sub or any of their respective subsidiaries, (iv) otherwise prohibits the NACCO offer or the NACCO merger, (v) seeks to require divestiture by NACCO Sub (or any affiliate of NACCO) of any or all of the shares of Applica’s common stock, (vi) otherwise has or NACCO Sub determines in good faith might reasonably be expected to have an “adverse effect,” or results or might reasonably be expected to result in a “diminution in value,” or (vii) seeks to impose any condition to the NACCO offer unacceptable to NACCO Sub.

•	No Unusual Event Condition. There shall not have occurred (i) any general suspension of trading in, or limitation on times or prices for, securities on any United States national securities exchange, or in the over-the-counter market, (ii) any extraordinary or material adverse change in the United States financial markets generally, including without limitation, a decline of at least 20% in either the Dow Jones average of industrial stocks or the Standard & Poor’s 500 index from December 14, 2006, (iii) any declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iv) any material limitation by any governmental entity or any court that materially affects the extension of credit generally by lenders that regularly participate in the United States market in loans, (v) any commencement or escalation of war, terrorist acts, armed hostilities or other national or international calamity, directly or indirectly, involving the United States, (vi) a suspension of, or limitation (whether or not mandatory) on, the currency exchange markets or the imposition of, or material changes in, any currency or exchange control laws in the United States, or (vii) in the case of any of the foregoing occurrences existing on or at the time of the commencement of the NACCO offer, a material acceleration or worsening thereof.

•	No Change in Capital Structure Condition. Applica shall not have (i) issued, distributed, pledged, sold or authorized, or proposed the issuance of or distribution, pledge or sale to any person of any (A) shares of its capital stock pursuant to employee stock options outstanding on November 27, 2006 of any class or securities convertible into or exchangeable for any such shares of capital stock, or any rights, warrants or options to acquire any such shares or convertible securities or any other securities of Applica, (B) other securities in respect of, in lieu of or in substitution for shares of Applica’s common stock outstanding on November 27, 2006, or (C) debt securities or any securities convertible into or exchangeable for debt securities or any rights, warrants or options entitling the holder thereof to purchase or otherwise acquire any debt securities, (ii) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire, any outstanding shares of Applica’s common stock or other securities, (iii) proposed, recommended, authorized, declared, issued or paid any dividend or distribution on any shares or any other security, whether payable in cash, securities or other property, (iv) altered or proposed to alter any material term of any outstanding security, (v) incurred, agreed to incur or announced its intention to incur, any debt other than in the ordinary course of business and consistent with past practice, (vi) authorized, recommended, proposed or publicly announced its intent to enter into any merger, consolidation, liquidation, dissolution, business combination, acquisition or disposition of assets or securities other than in the ordinary course of business, any material change in its capitalization or business operations, any release or relinquishment of any material contractual or other rights or any comparable event, or taken any action to implement any such transaction previously authorized, recommended, proposed or publicly announced, or (vii) entered into or amended any other agreement or otherwise effected any other arrangement with any other party or with its officers or other employees of Applica that NACCO Sub determines in good faith might, individually or in the aggregate, have an adverse effect or result in a diminution in value.
     Although NACCO amended certain conditions and eliminated others, the Harbinger merger agreement still does not contain closing conditions analogous to the Minimum Condition, the Takeover Statute Condition, the No Unusual Event Condition or the No Change in Capital Structure Condition. In addition, the No Action Condition is significantly broader and more general than its more narrowly tailored counterpart in the Harbinger merger agreement. The broad range and scope of the NACCO offer closing conditions create uncertainty regarding whether NACCO will elect to consummate the NACCO offer given that any number of otherwise insignificant events or circumstances could be deemed by NACCO to cause any one of these conditions to not be satisfied. This is especially true of the No Unusual Event Condition, which, among other things, requires as a condition to the NACCO offer that no “commencement or escalation of war, terrorist acts, armed hostilities or other national or international calamity, directly or indirectly, involving the United States” will have occurred.
•	Restrictions Imposed by Harbinger Merger Agreement. Given certain provisions contained in the Harbinger merger agreement, it is not possible to satisfy various closing conditions to the NACCO offer at this time.
•	Despite the amendment to the Recommendation Condition that permits such condition to be satisfied if the Board recommends, takes a neutral position or does not recommend against the NACCO offer, such condition is still not currently capable of being satisfied. The Applica board does not intend to change its recommendation that Applica’s shareholders reject the NACCO offer and not tender their shares of Applica’s common stock in the NACCO offer. If the Applica board modifies or withdraws its recommendation that Applica’s shareholders vote for the Harbinger merger, Applica must pay APN Mergersub, Inc., or Harbinger Buyer, a fee equal to $4.0 million plus up to $2.0 million of reasonable, documented, third party, out-of-pocket expenses.

•	The Termination of Harbinger Merger Condition is not capable of being satisfied. The terms of the Harbinger merger agreement prohibit Applica from terminating such agreement to accept a competing proposal that is not a superior proposal.
•	Conditional Financing. Although the NACCO offer is not subject to a financing closing condition, it is uncertain whether NACCO Sub will have access to sufficient cash to complete the NACCO offer. According to the Schedule TO, NACCO Sub, a newly created shell company apparently having no assets, will require approximately $187,500,742.50, plus any related transaction fees and expenses, to complete the NACCO offer. The Schedule TO further states that NACCO Sub will rely on two senior credit facilities to finance completion of the NACCO offer. According to the Schedule TO, NACCO Sub and “certain of its affiliates as additional borrowers and certain of its affiliates as guarantors” have obtained commitments from “certain lenders” to provide senior bank financing. Borrowings under the senior credit facilities are subject to various conditions. As copies of the commitment letters were not provided in the Schedule TO, the Applica board does not know the identity of the potential lenders, and it is uncertain whether NACCO Sub will have access to the senior credit facilities in time to consummate the NACCO offer. Even if NACCO Sub closes on the senior credit facilities, it is uncertain whether all of the conditions precedent to draw downs will be met. With respect to the Harbinger merger, the Harbinger Buyer received equity funding letters from the Harbinger Funds, that, subject to the conditions therein, provide for an aggregate amount of up to $275 million of equity financing for completion of the merger, including the approximately $114 million required to pay the merger consideration. Copies of the equity funding letters are attached as Annexes C1 and C2 to the Harbinger merger proxy statement.
     Although certain conditions to the NACCO offer were amended or eliminated, given (i) the equal $7.50 price per share in cash being offered in each of the NACCO offer and the Harbinger merger agreement, as amended, (ii) that the Applica board has determined that the Harbinger merger agreement, as amended, is at least as favorable as the NACCO offer, (iii) the uncertainty as to whether the conditions precedent to the NACCO offer can be satisfied, (iv) the risks to Applica associated with terminating the Harbinger merger agreement or the Applica board changing its recommendation of the Harbinger merger agreement and (v) the questions surrounding NACCO Sub’s access to sufficient cash to consummate the NACCO offer, the Applica board believes it serves the interests of Applica’s shareholders to reject the NACCO offer.
     In light of the above factors, the Applica board determined that the NACCO offer is not in the best interests of Applica and Applica’s shareholders. Accordingly, the Applica board recommends that Applica’s shareholders reject the NACCO offer and not tender their shares pursuant to the NACCO offer.

     The preceding discussion of the information and factors considered by the Applica board includes all material factors and information considered by the Applica board in making its recommendation, but is not, and is not intended to be, exhaustive. In light of the variety of factors considered in connection with its evaluation of the NACCO offer and the complexity of these matters, the Applica board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the various factors considered in reaching its determination, and individual directors may have given different weight to different factors.
     The Applica board reserves the right to revise this recommendation in the event of changed circumstances, if any. Any such change in the recommendation of the Applica board will be communicated to shareholders as promptly as practicable in the event that such a determination is reached.”
Item 9. Exhibits.

Exhibit No.	Document

(a)(1)	Letter to Applica’s shareholders dated December 19, 2006*

(a)(2)	Press release issued by Applica on December 19, 2006*

(a)(3)	Applica’s Definitive Proxy Statement on Schedule 14A relating to the Special Meeting of Shareholders to consider the Harbinger merger, as supplemented on December 15, 2006, December 22, 2006 and December 28, 2006 (filed on December 4, 2006, as supplemented on December 15, 2006, December 22, 2006 and December 28, 2006, and incorporated by reference)

(a)(4)	Press release issued by Applica on December 21, 2006 (incorporated by reference to exhibit 99.1 of Applica’s Current Report on Form 8-K filed December 21, 2006)

(a)(5)	Letter to Applica’s shareholders dated December 22, 2006 (incorporated by reference to exhibit (a)(5) of Amendment No. 3 to Applica’s Solicitation/Recommendation Statement on Schedule 14D-9/A filed December 22, 2006)

(a)(6)	Press release issued by Applica on December 22, 2006 (incorporated by reference to exhibit 99.1 of Applica’s Current Report on Form 8-K filed December 22, 2006)

(a)(7)	Letter to Applica’s shareholders dated December 28, 2006+

(a)(8)	Press release issued by Applica on December 27, 2006 (incorporated by reference to exhibit 99.1 of Applica’s Current Report on Form 8-K filed December 27, 2006)

(e)(1)	Excerpts from Applica’s Definitive Proxy Statement on Schedule 14A filed March 31, 2006 relating to the Applica 2006 Annual Meeting of Shareholders*

(e)(2)	Excerpts from Applica’s Definitive Proxy Statement on Schedule 14A filed on December 4, 2006 relating to the Special Meeting of Shareholders to consider the Harbinger merger*

(e)(3)	Employment Agreement dated May 1, 2004 between Applica and Harry D. Schulman (incorporated by reference to Applica’s Current Report on Form 8-K filed on October 15, 2004)

(e)(4)	First Amendment to Employment Agreement dated August 2, 1999 between Applica and Harry D. Schulman (incorporated by reference to exhibit 10.1 to Applica’s Current Report on Form 8-K filed October 15, 2004)

(e)(5)	Employment Agreement dated July 1, 2000 between Applica and Terry Polistina (incorporated by reference to Exhibit 10.9 of Applica’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2000)

(e)(6)	First Amendment to Employment Agreement dated July 1, 2000 between Applica and Terry Polistina (incorporated by reference to exhibit 10.2 to Applica’s Current Report on Form 8-K filed April 19, 2006)

(e)(7)	Employment Agreement dated September 16, 2004 between Applica and Brian Guptill (incorporated by reference to exhibit 10.4 to Applica’s Annual Report on Form 10-K filed March 16, 2005)

(e)(8)	First Amendment to Employment Agreement dated September 16, 2004 between Applica and Brian Guptill (incorporated by reference to exhibit 10.1 to Applica’s Current Report on Form 8-K filed April 19, 2006)

(e)(9)	Agreement and Plan of Merger by and between HB-PS Holding Company, Inc. and Applica Incorporated and joined in by NACCO Industries, Inc. dated July 23, 2006 (incorporated by reference to exhibit 2.1 to Applica’s Current Report on Form 8-K filed July 26, 2006)

(e)(10)	Agreement and Plan of Merger, dated as of October 19, 2006 by and among APN Holding Company, Inc., APN Mergersub, Inc., and Applica Incorporated (incorporated by reference to exhibit 2.1 to Applica’s Current Report on Form 8-K filed October 20, 2006)

(e)(11)	Amendment No. 1, dated December 14, 2006, to Agreement and Plan of Merger, dated as of October 19, 2006 by and among APN Holding Company, Inc., APN Mergersub, Inc., and Applica Incorporated (incorporated by reference to exhibit 2.1 to Applica’s Current Report on Form 8-K filed December 15, 2006)

(e)(12)	Amendment No. 2, dated December 22, 2006, to Agreement and Plan of Merger, dated as of October 19, 2006 by and among APN Holding Company, Inc., APN Mergersub, Inc., and Applica Incorporated (incorporated by reference to exhibit 2.1 to Applica’s Current Report on Form 8-K filed December 22, 2006)

(e)(13)	Amendment No. 3, dated December 27, 2006, to Agreement and Plan of Merger, dated as of October 19, 2006 by and among APN Holding Company, Inc., APN Mergersub, Inc., and Applica Incorporated (incorporated by reference to exhibit 2.1 to Applica’s Current Report on Form 8-K filed December 27, 2006)

(e)(14)	Excerpts from the Third Supplement to Applica’s Definitive Proxy Statement on Schedule 14A filed on December 28, 2006+

(g)	Inapplicable

*	Previously filed as an exhibit to Applica’s Schedule 14D-9 filed with the SEC on December 19, 2006.
+	Filed as an exhibit hereto and included in the Amendment No. 3 to Schedule 14D-9 mailed to Applica’s shareholders.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 is true, complete and correct.

December 28, 2006	APPLICA INCORPORATED
	By:	/s/ Harry D. Schulman
		Name:	Harry D. Schulman
		Title:	Chairman of the Board, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit
No.	Document
(a)(1)	Letter to Applica’s shareholders dated December 19, 2006*

(a)(2)	Press release issued by Applica on December 19, 2006*

(a)(3)	Applica’s Definitive Proxy Statement on Schedule 14A relating to the Special Meeting of Shareholders to consider the Harbinger merger, as supplemented on December 15, 2006, December 22, 2006 and December 28, 2006 (filed on December 4, 2006, as supplemented on December 15, 2006, December 22, 2006 and December 28, 2006, and incorporated by reference)

(a)(4)	Press release issued by Applica on December 21, 2006 (incorporated by reference to exhibit 99.1 of Applica’s Current Report on Form 8-K filed December 21, 2006)

(a)(5)	Letter to Applica’s shareholders dated December 22, 2006 (incorporated by reference to exhibit (a)(5) of Amendment No. 3 to Applica’s Solicitation/Recommendation Statement on Schedule 14D-9/A filed December 22, 2006)

(a)(6)	Press release issued by Applica on December 22, 2006 (incorporated by reference to exhibit 99.1 of Applica’s Current Report on Form 8-K filed December 22, 2006)

(a)(7)	Letter to Applica’s shareholders dated December 28, 2006+

(a)(8)	Press release issued by Applica on December 27, 2006 (incorporated by reference to exhibit 99.1 of Applica’s Current Report on Form 8-K filed December 27, 2006)

(e)(1)	Excerpts from Applica’s Definitive Proxy Statement on Schedule 14A filed March 31, 2006 relating to the Applica 2006 Annual Meeting of Shareholders*

(e)(2)	Excerpts from Applica’s Definitive Proxy Statement on Schedule 14A filed on December 4, 2006 relating to the Special Meeting of Shareholders to consider the Harbinger merger*

(e)(3)	Employment Agreement dated May 1, 2004 between Applica and Harry D. Schulman (incorporated by reference to Applica’s Current Report on Form 8-K filed on October 15, 2004)

(e)(4)	First Amendment to Employment Agreement dated August 2, 1999 between Applica and Harry D. Schulman (incorporated by reference to exhibit 10.1 to Applica’s Current Report on Form 8-K filed October 15, 2004)

(e)(5)	Employment Agreement dated July 1, 2000 between Applica and Terry Polistina (incorporated by reference to Exhibit 10.9 of Applica’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2000)

(e)(6)	First Amendment to Employment Agreement dated July 1, 2000 between Applica and Terry Polistina (incorporated by reference to exhibit 10.2 to Applica’s Current Report on Form 8-K filed April 19, 2006)

(e)(7)	Employment Agreement dated September 16, 2004 between Applica and Brian Guptill (incorporated by reference to exhibit 10.4 to Applica’s Annual Report on Form 10-K filed March 16, 2005)

(e)(8)	First Amendment to Employment Agreement dated September 16, 2004 between Applica and Brian Guptill (incorporated by reference to exhibit 10.1 to Applica’s Current Report on Form 8-K filed April 19, 2006)

(e)(9)	Agreement and Plan of Merger by and between HB-PS Holding Company, Inc. and Applica Incorporated and joined in by NACCO Industries, Inc. dated July 23, 2006 (incorporated by reference to exhibit 2.1 to Applica’s Current Report on Form 8-K filed July 26, 2006)

(e)(10)	Agreement and Plan of Merger, dated as of October 19, 2006 by and among APN Holding Company, Inc., APN Mergersub, Inc., and Applica Incorporated (incorporated by reference to exhibit 2.1 to Applica’s Current Report on Form 8-K filed October 20, 2006)

(e)(11)	Amendment No. 1, dated December 14, 2006, to Agreement and Plan of Merger, dated as of October 19, 2006 by and among APN Holding Company, Inc., APN Mergersub, Inc., and Applica Incorporated (incorporated by reference to exhibit 2.1 to Applica’s Current Report on Form 8-K filed December 15, 2006)

(e)(12)	Amendment No. 2, dated December 22, 2006, to Agreement and Plan of Merger, dated as of October 19, 2006 by and among APN Holding Company, Inc., APN Mergersub, Inc., and Applica Incorporated (incorporated by reference to exhibit 2.1 to Applica’s Current Report on Form 8-K filed December 22, 2006)

(e)(13)	Amendment No. 3, dated December 27, 2006, to Agreement and Plan of Merger, dated as of October 19, 2006 by and among APN Holding Company, Inc., APN Mergersub, Inc., and Applica Incorporated (incorporated by reference to exhibit 2.1 to Applica’s Current Report on Form 8-K filed December 27, 2006)

(e)(14)	Excerpts from the Third Supplement to Applica’s Definitive Proxy Statement on Schedule 14A filed on December 28, 2006+

(g)	Inapplicable

*	Previously filed as an exhibit to Applica’s Schedule 14D-9 filed with the SEC on December 19, 2006.
+	Filed as an exhibit hereto and included in the Amendment No. 3 to Schedule 14D-9 mailed to Applica’s shareholders.

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